Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Evoke Pharma, Inc.

Solana Beach, California

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 21, 2023, relating to the financial statements of Evoke Pharma, Inc. (the “Company”), appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, P.A.

San Diego, California

August 11, 2023

BDO USA, P.A., a Delaware professional service corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

R-220 (7/23)